UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagSeguro Digital Ltd.

Q1 2024

Consolidated Financial Statements

Unaudited Condensed Consolidated Interim Financial Statements

May 23, 2024

PagBank
R$ 15.000,00
R$ 100,00
VISA
PagBank

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023

Contents

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim balance sheet	3
Unaudited condensed consolidated interim statements of income	5
Unaudited condensed consolidated interim statements of comprehensive income	6
Unaudited condensed consolidated interim statement of changes in equity	7
Unaudited condensed consolidated interim statement of cash flows	8
Notes to the unaudited consolidated interim financial statements	9

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet
As of March 31, 2024 and 2023
(All amounts in thousands of reais)

	Note	March 31, 2024	December 31, 2023

Assets

Current assets
Cash and cash equivalents	5	4,366,359	2,899,060
Financial investments	6	4,398,524	3,308,583
Accounts receivable	7	42,856,567	41,757,204
Receivables from related parties	9	4,170	4,307
Inventories		29,737	33,537
Tax Receivable	8	584,166	563,305
Other receivables		158,383	162,832
Total current assets		52,397,906	48,728,828

Non-current assets

Accounts receivable	7	1,391,103	1,143,779
Receivables from related parties	9	27,942	27,974
Judicial deposits		56,927	50,992
Deferred income tax and social contribution	20	97,639	98,856
Other receivables		44,797	35,584
Property and equipment	11	2,505,720	2,451,011
Intangible assets	12	2,643,020	2,571,069
Total non-current assets		6,767,148	6,379,265

Total assets		59,165,054	55,108,093

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet
As of March 31, 2024 and 2023
(All amounts in thousands of reais)

	Note	March 31, 2024	December 31, 2023

Liabilities and equity
Current Liabilities
Payables to third parties	13	9,858,193	9,965,603
Checking Accounts	14	10,854,990	11,382,924
Banking Issuances	15	13,473,326	11,365,373
Borrowings	19	900,112	189,427
Derivative Financial Instruments	27	17,440	40,945
Trade payables		526,326	513,920
Payables to related parties	9	105,054	135,478
Salaries and social security charges	16	232,339	345,248
Taxes and contributions	17	273,944	240,671
Provision for contingencies	18	102,713	91,490
Deferred revenue		130,625	128,461
Other liabilities		40,866	32,379
Total current liabilities		36,515,928	34,431,919

Non-current liabilities
Payables to third parties	13	204,987	185,861
Banking Issuances	15	6,232,773	4,823,067
Payables to related parties	9	290,106	341,326
Deferred income tax and social contribution	20	1,897,177	1,832,087
Provision for contingencies	18	5,484	5,729
Deferred revenue		20,024	17,724
Other liabilities		229,224	229,695
Total non-current liabilities		8,879,775	7,435,489

Total liabilities		45,395,704	41,867,408

Equity
Share capital	21	26	26
Treasury shares	21	(583,220)	(760,317)
Capital reserve	21	6,002,414	6,132,745
Retained earnings	21	8,373,622	7,891,076
Equity valuation adjustments	21	(22,372)	(22,372)
Other comprehensive income	21	(1,119)	(473)
Total equity		13,769,351	13,240,685

Total liabilities and equity		59,165,054	55,108,093

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statements of income
For the three-month periods ended March 31, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

		Three-month period
	Note	March 31, 2024	March 31, 2023

Revenue from transaction activities and other services	23	2,369,350	2,151,016
Financial income	23	1,831,996	1,534,202
Other financial income	23	105,079	64,514

Total revenue and income		4,306,425	3,749,732

Cost of sales and services	24	(2,170,702)	(1,929,298)
Selling expenses	24	(437,427)	(317,908)
Administrative expenses	24	(230,616)	(171,354)
Financial costs	24	(827,133)	(812,971)
Other income (expenses), net	24	(68,179)	(82,163)

Profit before income taxes		572,368	436,038

Current income tax and social contribution	20	(23,325)	(18,056)
Deferred income tax and social contribution	20	(66,496)	(48,138)

Income tax and social contribution		(89,821)	(66,194)

Net income for the period		482,547	369,844

Basic earnings per common share - R$	22	1.5225	1.1390
Diluted earnings per common share - R$	22	1.5024	1.1292

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statements of comprehensive income
For the three-month periods ended March 31, 2024 and 2023
(All amounts in thousands of reais)

	Three-month period
	March 31, 2024	March 31, 2023

Net income for the period	482,547	369,844
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(6)	(23)
Gain on investments designated at fair value through OCI	10	109
Derivative Financial Instruments through OCI	(980)	404
Income tax and social contribution	330	(174)
Other comprehensive income for the period	481,902	370,160
Attributable to
Equity holders of the parent	481,902	370,160
Net income for the period	481,902	370,160

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity
For the three-month periods ended March 31, 2024 and 2023
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2022		26	(475,353)	5,828,754	273,818	6,237,392	(22,372)	(138)	11,842,127

Net income for the period		—	—	—	—	369,844	—	—	369,844
Currency translation adjustment		—	—	—	—	—	—	(23)	(23)
Gain on financial assets through OCI		—	—	—	—	—	—	72	72
Derivative Financial Instruments through OCI		—	—	—	—	—	—	267	267
Share based long term incentive plan (LTIP)		—	—	—	40,227	—	—	—	40,227
Acquisition of treasury shares		—	(45,346)	—	—	—	—	—	(45,346)
(LTIP) of treasury shares		—	113,363	—	(113,363)	—	—	—	—
On March 31, 2023		26	(407,337)	5,828,754	200,683	6,607,236	(22,372)	177	12,207,167

Net income for the period		—	—	—	—	1,283,839	—	—	1,283,839
Currency translation adjustment		—	—	—	—	—	—	79	79
Loss on financial assets through OCI		—	—	—	—	—	—	(630)	(630)
Derivative Financial Instruments through OCI		—	—	—	—	—	—	(101)	(101)
Share based long term incentive plan (LTIP)		—	—	—	104,390	—	—	—	104,390
Acquisition of treasury shares		—	(354,062)	—	—	—	—	—	(354,062)
(LTIP) of treasury shares		—	1,081	—	(1,081)	—	—	—	—
On December 31, 2023		26	(760,319)	5,828,754	303,991	7,891,075	(22,372)	(473)	13,240,685

Net income for the period	21	—	—	—	—	482,548	—	—	482,548
Currency translation adjustment	21	—	—	—	—	—	—	(6)	(6)
Gain on financial assets through OCI	21	—	—	—	—	—	—	7	7
Derivative Financial Instruments through OCI	21	—	—	—	—	—	—	(647)	(647)
Share based long term incentive plan (LTIP)	21	—	—	—	46,767	—	—	—	46,767
(LTIP) of treasury shares	21	—	177,099	—	(177,099)	—	—	—	—
On March 31, 2024		26	(583,220)	5,828,754	173,659	8,373,623	(22,372)	(1,119)	13,769,351

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of cash flows
For the three-month periods ended March 31, 2024 and 2023
(All amounts in thousands of reais)

		Three-month period
	Note	March 31, 2024	March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		572,369	436,038
Expenses (revenues) not affecting cash:
Depreciation and amortization	24	371,514	317,426
Total Losses	24	102,737	126,486
Accrual of provision for contingencies		14,234	9,724
Share based long term incentive plan (LTIP)		46,767	40,227
Loss on disposal of property, equipment, intangible and investment assets		45,625	63,137
Derivative Financial Instruments, net		(6,011)	(1,602)
Interest accrued		297,636	149,775
Other (income) cost, net		(330)	780
Changes in operating assets and liabilities
Accounts receivable		(2,447,742)	1,109,584
Financial investments (mandatory guarantee)		93,558	223,484
Inventories		6,304	(8,333)
Taxes recoverable		2,972	(14,290)
Other receivables		(3,736)	20,648
Deferred revenue		4,465	(397)
Other liabilities		8,520	(1,800)
Payables to third parties		(87,899)	(373,252)
Checking accounts		(699,946)	(962,499)
Trade payables		12,735	(12,525)
Receivables from (payables to) related parties		(90,639)	(74,874)
Banking Issuances		3,750,676	(1,094,678)
Salaries and social charges		(112,908)	(87,601)
Taxes and contributions		22,952	519
Provision for contingencies		(7,988)	(3,665)
		1,895,866	(137,689)
Income tax and social contribution paid		(14,816)	(12,237)
Interest income received (paid)		547,562	548,739

NET CASH PROVIDED BY OPERATING ACTIVITIES		2,428,612	398,815

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	11	(294,819)	(148,544)
Purchases and development of intangible assets	12	(263,512)	(259,866)
Acquisition of financial investments		(1,085,096)	(153,785)

NET CASH USED IN INVESTING ACTIVITIES		(1,643,427)	(562,195)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	19	898,160	200,000
Payment of borrowings	19	(189,319)	—
Payment of borrowings Interest	19	(6,290)	—
Acquisition of treasury shares	21	—	(45,346)
Payment of leases	11	(4,409)	(4,205)
Derivative Financial Instruments, net		(16,028)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES		682,114	150,449

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,467,299	(12,934)
Cash and cash equivalents at the beginning of the period	5	2,899,060	1,829,097
Cash and cash equivalents at the end of the period	5	4,366,359	1,816,164

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

1.General information
PagSeguro Digital Ltd., (“PagSeguro Digital” or the “Company”), is a holding company with its principal executive office located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, and was incorporated on July 19, 2017. A total of 99,99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMBs”).
In January 2023, PagSeguro Biva Serviços Financeiros Ltda. incorporated PagSeguro Biva Correspondente Bancário Ltda and, in July 2023, PagSeguro Instituição de Pagamento S.A. incorporated Registra Seguro S.A.
In July, 2023, PagSeguro Brazil acquired 90% of the shares of NetPos Serviços de Informática S.A. (NetPos), in addition to the 10% previously acquired and obtained 100% of the share capital of the company.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PagSeguro Holding Ltd. (“PSHC”). The PagSeguro Group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), Wirecard Brazil Instituição de Pagamento S.A. (“MOIP), Concil Inteligência em Conciliação S.A. (“Concil”) and NetPos Serviços de Informática S.A. (“NetPos”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), PagSeguro Tecnologia (“PagSeguro Tecnologia”), BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda. (“CDS”), PagSeguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda. (“Pag Participações”).
•Pag Participações subsidiaries are Tilix Digital Ltda. (“TILIX”), Yamí Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•PSHC subsidiaries are PagSeguro Chile SPA (“PagSeguro Chile), PagSeguro Colombia S.A.S (“PagSeguro Colombia), PSGP México S.A de C.V. (“PSGP Mexico”) and PagSeguro Peru S.A.C. (“PagSeguro Peru”).
•BS Holding subsidiaries are BancoSeguro S.A. (“BancoSeguro”) and PagInvest CTVM Ltda. (“PagInvest”).
These consolidated interim financial statements include PagSeguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

2.Presentation and preparation of the unaudited condensed consolidated interim financial statements and material accounting policies
2.1.    Basis of preparation of the condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS®"), as issued by the International Accounting Standards Board ("IASB®") and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated interim financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
These unaudited condensed consolidated interim financial statements for three-month periods ended March 31, 2024 were authorized for issuance by the PagSeguro Digital’s Board of Directors on May 17, 2024.
These unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2024 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the IASB and disclose all (and only) the applicable significant information related to the financial statements. An entity shall include in its interim financial report an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the entity since the end of the last annual reporting period. Information disclosed in relation to those events and transactions shall update the relevant information presented in the most recent annual financial report.
These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.
2.2.    New accounting standards adopted in 2024
The accounting policies adopted in the preparation of the consolidated interim financial statements for the period ended March 31, 2024 are consistent with those adopted for the year ended December 31, 2023, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2024, as described below.
•Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020 and 2022, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2024. The Group did not identify material changes in the financial results.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
2.Presentation and preparation of the unaudited condensed consolidated interim financial statements and material accounting policies (continued)
•Amendments to IFRS 16 – The amendments to IFRS 16 specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. The amendments to IFRS 16 are effective as of January 1, 2024. The Group did not identify material changes in the financial results.
•Amendments to IAS 7 and IFRS 7 – The objective of the amendments to IFRS 7 is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The amendments to IAS 7 are effective as of January 1, 2024. The Group did not identify material changes in the financial results.

3.Consolidation of subsidiaries

As of March 31, 2024
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	49,300,149	39,793,983	9,506,166	314,293	99.99	Direct
BS Holding	829,529	53	829,476	(4,792)	100.00	Direct
PagSeg Participações	2,171,244	870	2,170,374	57,036	99.99	Direct
PagSeguro Holding	3,454	2,163	1,291	(1,583)	99.99	Direct
PagBank Participações	437,088	22,186	414,902	6,274	99.99	Indirect
PagInvest Corretora	16,294	59	16,235	260	99.99	Indirect
Net+Phone	553,765	110,297	443,468	28,421	99.99	Indirect
PagSeguro Tecnologia	1,134,010	187,266	946,744	15,004	99.99	Indirect
BCPS	3,357	94	3,263	1,100	99.99	Indirect
BSEC	1,442,678	1,389,412	53,266	8,489	99.99	Indirect
Biva Serviços	153,768	5,549	148,219	2,614	99.99	Indirect
FIDC	5,944,841	871,222	5,073,619	807,897	100.00	Indirect
TILIX	51,451	1,091	50,360	1,072	99.99	Indirect
BancoSeguro	33,848,131	33,056,620	791,511	(5,107)	100.00	Indirect
Yamí	136,712	851	135,861	1,703	99.99	Indirect
CDS	215,342	1,601	213,741	3,627	99.99	Indirect
ZYGO	217,960	565	217,395	3,621	99.99	Indirect
MOIP	674,146	41,219	632,927	10,774	100.00	Indirect
Concil	323,947	3,027	320,920	7,278	100.00	Indirect
NetPos	3,903	1,658	2,245	(164)	100.00	Indirect
PagSeguro Chile	5,574	6,528	(954)	(692)	100.00	Indirect
PagSeguro Colombia	4,008	3,548	460	(54)	100.00	Indirect
PSGP México	781	1,508	(727)	(745)	100.00	Indirect
PagSeguro Peru	3,763	2,251	1,512	(92)	100.00	Indirect

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
3.Consolidation of subsidiaries (continued)

As of December 31, 2023 (except for net income, that is presented to three-month period ended March 31, 2023)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

PagSeguro Brazil	43,589,543	34,397,103	9,192,440	265,839	99.99	Direct
BS Holding	834,565	225	834,340	(1,856)	100.00	Direct
PagSeg Participações	2,114,250	871	2,113,379	15,535	99.99	Direct
PagSeguro Holding	4,369	2,351	2,018	(1,233)	99.99	Direct
PagBank Participações	430,782	272,154	158,628	(76)	99.99	Indirect
PagInvest Corretora	16,252	276	15,976	101	99.99	Indirect
Net+Phone	536,583	121,535	415,048	14,932	99.99	Indirect
PagSeguro Tecnologia	1,123,363	891,623	231,740	(295)	99.99	Indirect
BCPS	2,247	44	2,203	195	99.99	Indirect
BSEC	1,514,756	146,978	44,778	6,285	99.99	Indirect
Biva Serviços	146,606	101,001	45,605	724	99.99	Indirect
FIDC	5,324,969	728,280	4,596,689	597,845	100.00	Indirect
TILIX	51,473	2,185	49,288	917	99.99	Indirect
BancoSeguro	30,858,054	30,061,363	796,691	(2,169)	100.00	Indirect
Yamí	135,126	100,968	34,158	(104)	99.99	Indirect
CDS	210,517	200,403	10,114	57	99.99	Indirect
Zygo	215,856	152,082	63,774	(803)	99.99	Indirect
Moip	666,847	544,695	122,152	(10,809)	100.00	Indirect
Concil	317,283	303,640	13,643	(744)	100.00	Indirect
PagSeguro Chile	7,807	8,092	(285)	(191)	100.00	Indirect
PagSeguro Colombia	5,585	5,122	463	(224)	100.00	Indirect
PSGP México	1,590	2,387	(797)	(447)	100.00	Indirect
PagSeguro Peru	2,967	1,330	1,637	370	100.00	Indirect
The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2023.

4.Segment reporting
Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 0.6% for the three-month periods ended March 31, 2024 (0.4% for three-month periods ended March 31, 2023).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

5.Cash and Cash Equivalents

	March 31, 2024	December 31, 2023

Short-term bank deposits	1,076,288	2,039,952
Short-term investment	3,290,071	859,108
	4,366,359	2,899,060
Cash and Cash Equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.
Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash on ATMs and clients’ payments. The decrease is mainly due to reserved amount for PIX coverage during the holidays in the end of the year of December 31, 2023.
Short-term investments are mainly represented by deposits with banks with highly liquid investments with original maturities of three-month or less, the increase is due to investments opportunities with an average return of 101% of the CDI (10.65% per year on March 31, 2024 and 11.65% per year on December 31, 2023).

6.Financial investments
Consists mainly of investments in LFTs and compulsory reserve deposited in Brazilian Central Bank in the amount of R$4,398,524 as of March 31, 2024 (R$3,308,583 as of December 31, 2023) with an average return of 101% of the CDI (10.65% per year as of March 31, 2024 and 11.65% per year as of December 31, 2023), invested to comply with certain requirements for authorized payments institutions and to support the operations for financial institutions as set forth by the Brazilian Central Bank regulation. The LFTs was classified as fair value through other comprehensive income and compulsory reserve as amortized cost. Unrealized accumulated gain on LFTs for three-month ended March 31, 2024 totaled R$7 (loss of R$692 in the three-month period ended in March 31, 2024).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

7.Accounts receivable
The composition of the accounts receivables are as follows:

	March 31, 2024	December 31, 2023

Card Issuers and Acquirers (i)	41,997,450	40,938,386
Payroll Loans, net (ii)	1,623,476	1,317,306
Credit Card Receivables, net (ii)	558,667	578,092
Other Loans, net (ii)	23,280	47,957
Other accounts receivable (iii)	44,797	19,241
Total accounts receivable	44,247,670	42,900,983
Current	42,856,567	41,757,204
Non - Current	1,391,103	1,143,779
(i)    Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable is with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment. Acquirers refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(ii)    Payroll Loans, Credit Cards receivables and Other Loans are presented net of the ECL (“expected credit losses”) and are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default, In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD). PagSeguro Digital Ltd. takes into consideration the forward-looking information and assumptions as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
(iii)    Refers to other dispersed receivables from legal obligors.
The maturity analysis of accounts receivables are as follows:

	March 31, 2024	December 31, 2023

Past due	567,582	664,855
Due within 30 days	14,755,887	16,823,103
Due within 31 to 120 days	17,164,072	14,658,671
Due within 121 to 180 days	5,327,047	5,022,732
Due within 181 to 365 days	5,559,617	5,173,286
Due after 365 days	1,391,103	1,143,779
Expected credit losses	(517,638)	(585,443)
	44,247,670	42,900,983

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (continued)
The maturity analysis of credit receivables as of March 31, 2024, and December 31, 2023 are as follows:

	March 31, 2024
	Payroll Loans	Credit Card Receivables	Other Loans	Total

Past due	22,931	210,142	334,508	567,581
Due within 30 days	47,259	229,244	1,898	278,401
Due within 31 to 120 days	151,492	140,461	1,315	293,268
Due within 121 to 180 days	98,468	86,384	691	185,543
Due within 181 to 360 days	251,608	44,453	783	296,844
Due after 360 days	1,095,231	4,738	1,453	1,101,422
	1,666,989	715,422	340,648	2,723,059
Expected credit losses	(43,513)	(156,755)	(317,370)	(517,638)
Receivables net of ECL	1,623,476	558,667	23,278	2,205,423

	December 31, 2023
	Payroll Loans	Credit Card Receivables	Other Loans	Total

Past due	21,921	247,542	395,392	664,855
Due within 30 days	39,939	233,190	3,611	276,739
Due within 31 to 120 days	125,458	143,967	6,518	275,944
Due within 121 to 180 days	74,979	86,614	1,063	162,655
Due within 181 to 360 days	207,902	46,120	1,482	255,505
Due after 360 days	885,366	6,061	1,672	893,100
	1,355,565	763,496	409,737	2,528,798
Expected credit losses	(38,259)	(185,404)	(361,780)	(585,443)
Receivables net of ECL	1,317,306	578,092	47,957	1,943,355
For the credit receivables the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating this allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	March 31, 2024
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Payroll Loans
Stage 1	1,628,022	—	(7,457)
Stage 2	4,225	—	(3,322)
Stage 3	34,743	—	(32,734)
Credit Card Receivables
Stage 1	351,199	903,963	(3,062)
Stage 2	189,010	382,773	(9,615)
Stage 3	175,211	3,450	(144,078)
Other Loans
Stage 1	5,764	—	(827)
Stage 2	482	—	(313)
Stage 3	334,403	—	(316,230)
Total	2,723,059	1,290,186	(517,638)

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (continued)

	December 31, 2023
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Payroll Loans
Stage 1	1,317,858	—	(6,564)
Stage 2	5,147	—	(887)
Stage 3	32,560	—	(30,808)
Credit Card Receivables
Stage 1	360,231	852,138	(3,685)
Stage 2	185,325	323,776	(10,203)
Stage 3	217,937	3,618	(171,516)
Other Loans
Stage 1	12,710	—	(4,609)
Stage 2	2,194	—	(1,415)
Stage 3	394,834	—	(355,756)
Total	2,528,797	1,179,532	(585,443)

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (continued)

The reconciliation of credit portfolio operations segregated by stages:

Stage 1	December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	March 31, 2024

Payroll Loans	1,317,860	(3,721)	(1,428)	139	69	—	315,103	1,628,022
Credit Card Receivables	360,231	(43,550)	(759)	18,963	122	—	16,192	351,199
Other Loans	12,710	(79)	(3,144)	—	—		(3,723)	5,764
	1,690,801	(47,350)	(5,331)	19,102	191	—	327,572	1,984,985

Stage 2	December 31, 2023	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	March 31, 2024

Payroll Loans	5,147	3,721	(4,509)	(139)	58	—	(53)	4,225
Credit Card Receivables	185,325	43,550	(20,079)	(18,963)	133	—	(956)	189,010
Other Loans	2,194	79	(1,476)	—	—	—	(315)	482
	192,666	47,350	(26,064)	(19,102)	191	—	(1,324)	193,717

Stage 3	December 31, 2023	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	March 31, 2024

Payroll Loans	32,560	1,428	4,511	(69)	(58)	(3,060)	(569)	34,743
Credit Card Receivables	217,937	759	20,078	(122)	(133)	(41,106)	(22,202)	175,211
Other Loans	394,834	3,144	1,475	—	—	(54,260)	(10,791)	334,403
	645,331	5,331	26,064	(191)	(191)	(98,426)	(33,561)	544,357
The reconciliation of expected credit losses of credit portfolio receivables segregated by stages:

Stage 1	December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage3	Write-off	Additions/Reversals	March 31, 2024

Payroll loans	(6,564)	94	141	(6)	(2)	—	(1,121)	(7,457)
Credit Card Receivables	(3,685)	527	24	(201)	(2)	—	275	(3,062)
Other Loans	(4,609)	6	2,835	—	—	—	941	(827)
	(14,858)	627	2,992	(207)	(4)	—	95	(11,347)

Stage 2	December 31, 2023	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	March 31, 2024

Payroll Loans	(887)	(94)	805	6	(3)	—	(3,151)	(3,322)
Credit Card Receivables	(10,203)	(527)	5,162	201	(45)	—	(4,203)	(9,615)
Other Loans	(1,415)	(6)	942	—	—	—	166	(313)
	(12,505)	(627)	6,911	207	(47)	—	(7,189)	(13,256)

Stage 3	December 31, 2023	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	March 31, 2024

Payroll Loans	(30,808)	(141)	(807)	2	3	3,060	(4,043)	(32,734)
Credit Card Receivables	(171,516)	(22)	(5,163)	2	44	41,106	(8,529)	(144,077)
Other Loans	(355,756)	(2,836)	(942)	—	—	54,260	(10,955)	(316,230)
	(558,080)	(2,992)	(6,911)	4	47	98,426	(23,527)	(493,043)

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (continued)
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected Credit Losses	Payroll Loans	Credit Card Receivables	Other Loans	Total

December 31, 2023	(38,259)	(185,404)	(361,780)	(585,442)
Additions	(16,291)	(39,673)	(21,202)	(77,166)
Reversals	7,977	27,216	11,352	46,545
Write-Off (i)	3,060	41,106	54,260	98,426
March 31, 2024	(43,513)	(156,755)	(317,370)	(517,638)
(i)    Based on the PagSeguro credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the three months ended on March 31, 2024, the Company carried out a partial write-off of credit receivables, for cases in which the Company does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$41,106, working capital loans were written-off in the amount R$54,260 and payroll loans were written-off in the amount R$3,060 against the related provision for ECL recognized in previous periods.

8.Tax receivable

	March 31, 2024	December 31, 2023

Income tax and social contribution (i)	472,116	449,080
Social integration program (ii)	95,436	94,932
Other	16,614	19,293
	584,166	563,305
(i)    Refers mainly to withholding taxes from income tax and social contribution.
(ii)    Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

9.Related-party balances and transactions
i) Balances and transactions with related parties

	March 31, 2024		December 31, 2023
	Receivables	Payables	Receivables	Payables

Banking Issuances (a)
UOL	—	160,794	—	208,718
UOL Cursos Tec. Ed. Ltda.	—	97,403	—	127,471
Web Jump Desing em Informática Ltda.	—	11,311	—	8,684
Ingresso.com Ltda.	—	26,877	—	30,856
Invillia Desenvolvimento de produtos Digitais Ltda.	—	32,168	—	41,554
Invillia Holding Ltda.	—	2,101	—	3,132
	—	330,654	—	420,415
Other transactions and services
UOL - sales of services (b)	—	18,231	—	15,784
Compass. UOL Tecnologia - Sales of Services (b)	—	5,146	—	646
Compass.UOL Informática Ltda. - Sales of Services (b)	—	12,583	—	13,089
Invillia Desenvolvimento de produtos Digitais Ltda - Sales of Services (b)	—	11,274	—	11,121
EDGE.UOL Tecnologia Ltda. - Sales of Services (b)	—	174	—	171
UOL - Shared Service Costs (c)	—	9,850	—	8,659
Digital Services UOL S.A. - Borrowing (d)	32,112	—	32,281	—
Others	—	7,248	—	6,920
	32,112	64,506	32,281	56,390

Current	4,170	105,054	4,307	135,478
Non - current	27,942	290,106	27,974	341,326
(a)    Certificate of Deposits (CD) acquired by related parties from BancoSeguro with interest rate between 104% to 106% (104% to 106% in December 31, 2023) per year of CDI. The maturity analysis is as follows:

	March 31, 2024	December 31, 2023

Due within 181 to 365 days	42,630	79,089
Due to 365 days or more days	288,024	341,326
	330,654	420,415
(b)    Sales of Services refer mainly to the purchase of advertising services from UOL, colocation, development of software and cloud services.
(c)    Shared Services Costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(d)    This receivable refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
9. Related-party balances and transactions (continued)
ii) Revenue and expense from transactions with related parties

	Three-month ended March 31,
	2024		2023
	Revenue	Expense	Revenue	Expense

Banking Issuances (a)
UOL	—	4,340	—	9,324
Passei Direto S.A.	—	—	—	323
Web Jump Desing em Informática Ltda	—	193	—	537
Ingresso.com Ltda	—	792	—	503
UOL Cursos Tec. Ed. Ltda.	—	2,748	—	2,643
Invillia Desenvolvimento de produtos Digitais Ltda	—	1,043	—	3,826
	—	9,116	—	17,156
Other transactions and services
UOL - Sales of Services (b)	783	21,957	793	18,804
Digital Services UOL S.A - Sales of Services (b)	—	1	—	579
Compass Tecnologia Ltda. - Sales of Services (b)	—	1,109	—	1,533
Compass UOL S.A.- Sales of Services (b)	—	38,123	—	42,898
Invillia Desenvolvimento de produtos Digitais Ltda - Sales of Services (b)	—	475	—	—
EDGE.UOL Tecnologia Ltda. - Sales of Services (b)	—	556	—	—
UOL - Shared Service Costs (c)	—	29,959	—	27,755
Digital Services UOL S.A. - Borrowing (d)	1,026	—	—	—
Others	244	1,896	205	1,571
	2,053	94,076	998	93,140
(a)    Expenses are related to Certificate of Deposits (CD) from BancoSeguro.
(b)    Sales of Services are related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services.
(c)    Shared Services Costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro Group. Such costs are included in administrative expenses.
(d)    Revenue refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.
iii) Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the three-month periods ended March 31, 2024 amounted to R$14,016 (R$8,690 for the three-month period ended March 31, 2023)

10.Business Combination
On July 18, 2023, PagSeguro Brazil acquired 90% of the share capital, in addition to the 10% previously acquired and obtained 100% of the share capital of NetPos. Total consideration paid in cash amounted to R$32 million and was made in only one installment with the total net assets acquired at fair value amounting to R$16,069. NetPos main activity is the focused-on software solutions to improve the management of business in the information technology industry.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
10. Business Combination (continued)
The preliminary purchase price allocation (“PPA”) considered the recognition of a customer portfolio with a fair value of R$1,367, non-compete agreement of R$1,154 and software of R$22,208 and recognition of deferred income tax on allocations above, resulting in the recognition of goodwill of R$15,931. This goodwill is attributable to the workforce and the high profitability of the acquired business and will not be deductible for tax purposes.
The PPA was elaborated considering projections for the period of three years based on management’s budgets for NetPos and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 3.5% to 5% per year) to project future cash flows, with a discount based on the weighted average cost of capital (fluctuating from 16% to 16.5% per year).
This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2023 was as follows:

December 31, 2023

Fair value recognized on acquisition
Cash and cash equivalents	4,567
Accounts receivable	1,409
Taxes recoverable	26
Other assets	472
Liabilities	(2,415)
Other payables (Dividends)	(4,311)
Deferred income tax and social contribution	(8,408)
Intangible assets:
Softwares	22,208
Customer portfolio	1,367
Non-compete agreement	1,154
Net identified assets acquired	16,069
Goodwill	15,931
Net assets acquired	32,000
Cash consideration	32,000
Dividends paid	3,880
Cash and cash equivalents acquired	(4,567)
Amount paid on acquisition, net of cash acquired	31,313

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

11.Property and equipment
a) Property and equipment are composed as follows:

	March 31, 2024
	Cost	Accumulated depreciation	Net

Data processing equipment	242,177	(94,423)	147,754
Machinery and equipment (i)	3,837,699	(1,597,021)	2,240,678
Buildings Leasing (ii)	156,094	(65,440)	90,654
Other	45,782	(19,148)	26,634
Total	4,281,752	(1,776,032)	2,505,720

	December 31, 2023
	Cost	Accumulated depreciation	Net

Data processing equipment	244,452	(90,976)	153,476
Machinery and equipment (i)	3,658,969	(1,482,900)	2,176,069
Buildings Leasing (ii)	154,343	(60,812)	93,531
Other	47,540	(19,605)	27,935
Total	4,105,304	(1,654,293)	2,451,011

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
11. Property and equipment (continued)
b) The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499

On December 31, 2023
Opening balance
Cost	30,173	276,902	52,198	13,848	373,121
Purchases	30,242	902,688	55,975	18,628	1,007,533
Disposals/Provisions (iii)	(862)	(625,786)	(3,777)	(4,822)	(635,247)
Acquisition of subsidiary	793	—	—	42	835
Depreciation	(22,702)	(367,780)	(16,911)	(8,216)	(415,609)
Depreciation	(23,200)	(692,762)	(18,525)	(9,335)	(743,822)
Disposals	844	324,982	1,614	1,136	328,576
Acquisition of subsidiary	(346)	—	—	(17)	(363)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On December 31, 2023
Cost	244,452	3,658,969	154,343	47,540	4,105,304
Accumulated depreciation	(90,976)	(1,482,900)	(60,812)	(19,605)	(1,654,293)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On March 31, 2024
Cost	(2,275)	178,730	1,751	(1,758)	176,448
Purchases	260	291,508	1,751	3,051	296,570
Disposals/Provisions (iii)	(2,535)	(112,778)	—	(4,809)	(120,122)
Depreciation	(3,447)	(114,121)	(4,628)	457	(121,739)
Depreciation	(5,866)	(181,857)	(4,628)	(3,885)	(196,236)
Disposals	2,419	67,736	—	4,342	74,497
Net book value	147,754	2,240,678	90,654	26,634	2,505,720

On March 31, 2024
Cost	242,177	3,837,699	156,094	45,782	4,281,752
Accumulated depreciation	(94,423)	(1,597,021)	(65,440)	(19,148)	(1,776,032)
Net book value	147,754	2,240,678	90,654	26,634	2,505,720
(i)    Net book value of POS devices is R$2,193,651 (R$2,127,236 as of December 31, 2023), which are depreciated over 5 years, The depreciation of POS in the three-month period ended March 31, 2024, amounted to R$180,101 (R$166,409 in the three-month period ended March 31, 2023). On March 31, 2024. PagSeguro have contractual obligations to acquire POS devices in the amount of R$360,006 (R$366,172 as of December 31, 2023).
(ii)    As of March 31, 2024, PagSeguro had a lease liability presented in other current liabilities in the amount of R$15,683 (R$14,777 as of December 31, 2023) and as non-current liability in the amount of R$77,776 (R$81,087 as of December 31, 2023). For the three-month ended March 31, 2024, the Company incurred in financial costs related to these leases of R$4,409 (R$4,205 in the three-month period ended March 31, 2023).
(iii)    The Company monitors closely merchants activity and POS’ life-time value. If the company detects inactivity for a certain period of time, the company provisions write-off of POS devices associated. During the three-month period ended March 31, 2024, the provision for the net book value amounted R$56,163 (R$121,601 are cost and R$65,438 are accumulated depreciation), in comparison to R$61,654 (R$135,183 are cost and R$73,529 are accumulated depreciation) for the three-month period ended March 31, 2023. .

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

12.Intangible assets
a) Intangible assets are composed as follows:

	March 31, 2024
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	4,149,213	(1,930,659)	2,218,554
Software licenses	337,160	(166,617)	170,543
Goodwill	227,066	—	227,066
Other	70,569	(43,712)	26,857
	4,784,008	(2,140,988)	2,643,020

	December 31, 2023
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	3,887,300	(1,756,871)	2,130,429
Software licenses	335,561	(152,123)	183,438
Goodwill	227,066	—	227,066
Other	70,569	(40,433)	30,136
	4,520,496	(1,949,427)	2,571,069
(i)    The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
12. Intangible assets (continued)
The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

On December 31, 2023
Cost	982,795	78,465	17,158	2,801	1,081,219
Additions (i)	983,017	78,465	17,158	2,801	1,081,441
Disposals	(222)	—	—	—	(222)
Amortization	(601,684)	(54,425)	—	(12,814)	(668,923)
Amortization	(601,777)	(54,425)	—	(12,814)	(669,016)
Disposals	93	—	—	—	93
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

On December 31, 2023
Cost	3,887,300	335,561	227,066	70,569	4,520,496
Accumulated amortization	(1,756,871)	(152,123)	—	(40,433)	(1,949,427)
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

On March 31, 2024
Cost	261,913	1,599	—	—	263,512
Additions (i)	261,913	1,599	—	—	263,512
Amortization	(173,788)	(14,494)	—	(3,279)	(191,561)
Amortization	(173,788)	(14,494)	—	(3,279)	(191,561)
Net book value	2,218,554	170,543	227,066	26,857	2,643,020

On March 31, 2024
Cost	4,149,213	337,160	227,066	70,569	4,784,008
Accumulated amortization	(1,930,659)	(166,617)	—	(43,712)	(2,140,988)
Net book value	2,218,554	170,543	227,066	26,857	2,643,020
(i)    Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as digital payment and digital banking account.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
12. Intangible assets (continued)
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	March 31, 2024	December 31, 2023

MOIP	148,218	148,218
Concil	20,731	20,731
Netpos	17,158	17,158
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
PagSeguro Tecnologia	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	227,066	227,066
The recoverable amount of a CGU is determined based on value-in-use calculations, Company tested the recoverability of these assets for the year ended December 31, 2023 and concluded that the book balances of goodwill recorded are recoverable, for March 31, 2024 the Company evaluated and no new indicatives are came, therefore, no provision for impairment of was accounted for.

13.Payables to third parties
Payables to merchants, in the amount of R$10,063,180 (R$10,151,464 as of December 31, 2023) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied.

14.Checking Accounts
In the financial statements ended December 31, 2023, Checking Accounts were presented in the Note Payables to Third Parties. Moving forward, Checking Accounts will be booked separately, being composed by the following balances described below:

	March 31, 2024	December 31, 2023

Banking accounts (i)	8,698,569	9,316,715
Merchant's payment account (ii)	2,156,421	2,066,209
	10,854,990	11,382,924
(i)    Refers to the balance of the clients maintained in their banking accounts that are invested in Certificate of Deposits with interest of 100% of CDI, but are only paid in the 30 days anniversary.
(ii)    Refers to merchant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 6.
During the three-month period ended March 31, 2024, the average interest cost associated to Checking Accounts amounted 69% of CDI (72% of CDI on December 31, 2023).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

15.Banking Issuances

	March 31, 2024	December 31, 2023

Certificate of Deposits (i)	15,092,222	13,062,034
Interbank Deposits (ii)	4,613,877	3,126,406
	19,706,099	16,188,440
Current	13,473,326	11,365,373
Non - Current	6,232,773	4,823,067
(i)During the three-month period ended March 31, 2024, the average interest cost associated amounted 109% of CDI (110% of CDI in December 31, 2023). Some deposits have interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Company contract derivative financial instruments (“Swaps”) with the specific objective of protecting deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. More details of financial instruments in note 27.
(ii)During the three-month period ended March 31, 2024, the average interest cost associated amounted 111% of CDI (111% of CDI on December 31, 2023).
The maturity analysis of banking issuances based on due date of the agreements (disregarding that some can be withdrawn at any time, which is limited to the contracts with a due date of less than 360 days) is as follows:

	March 31, 2024	December 31, 2023

Due within 30 days	3,035,952	1,621,234
Due within 31 to 120 days	6,519,837	6,087,472
Due within 121 to 180 days	1,934,636	2,513,783
Due within 181 to 360 days	1,982,901	1,142,884
Due within 361 days or more days	6,232,773	4,823,067
	19,706,099	16,188,440
The changes in the amount were as follows:

On December 31, 2022	11,995,288
Additions	17,958,706
Withdraws	(14,408,110)
Interest	642,556
On December 31, 2023	16,188,440
Additions	12,276,635
Withdraws	(9,038,651)
Interest	279,675
March 31, 2024	19,706,099

16. Salaries and social security charges

	March 31, 2024	December 31, 2023

Payroll accruals and profit sharing	159,784	209,343
Payroll taxes (LTIP) (i)	21,567	73,881
Social charges	36,626	47,603
Other	14,362	14,421
	232,339	345,248
(i)    Refers to social charges and income tax over LTIP and LTIP goals balances. The decrease refers mainly to payments in February 2024.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

17. Taxes and contributions

	March 31, 2024	December 31, 2023

Taxes
Services tax (i)	195,948	193,048
Social integration program (ii)	63,843	57,318
Social contribution on revenues (ii)	392,834	358,429
Income tax and social contribution (iii)	5,804	4,476
Other	20,248	24,840
	678,677	638,111

	March 31, 2024	December 31, 2023

Judicial deposits (iv)
Services tax (i)	(179,460)	(176,330)
Social integration program (ii)	(31,490)	(30,908)
Social contribution on revenues (ii)	(193,783)	(190,202)
	(404,733)	(397,440)
	273,944	240,671
(i)    Refers to tax on revenues.
(ii)    Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)    Refers to the income tax and social contribution payable.
(iv)    The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

18.Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment considers the opinion of its external legal advisors.

	March 31, 2024	December 31, 2023

Civil	48,042	43,716
Labor	60,155	53,503
	108,197	97,219

Current	102,713	91,490
Non-Current	5,484	5,729

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
18.Provision for contingencies (continued)
Below it is demonstrated the movements of the provision for contingencies in the three-month ended March 31, 2024:

On December 31, 2022	60,603
Accrual	69,916
Settlement	(39,371)
Interest	6,071
On December 31, 2023	97,219
Accrual	15,569
Settlement	(9,323)
Interest	4,732
On March 31, 2024	108,197
The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of March 31, 2024, totaling R$822,023 (December 31, 2023 – 760,947). The main tax lawsuits are disclosed below:
On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans, IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$298,960 (R$293,264 in December 31, 2023).
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, has one contingency related to labor taxes in the amount of R$203,554 (R$190,709 in December 31, 2023).

19.Borrowings
In March 2023, the PagSeguro Group contracted a US$38,4 million borrowing agreement with maturity one year from the execution date and payment in two half-year installments. On the date the agreement was signed, the foreign exchange rate was R$ 5,2149 per US dollar amounting to R$200,000. The Company contracted derivative financial instruments (“Swaps”), with the specific objective of protecting the borrowing from fluctuations arising from exchange rate variation. The final remuneration, considering all the costs of the operation, is equivalent to 111.0% of the CDI. The PagSeguro Group has R$12,630 of interest accumulated and liquidated in two installments, the first of R$6,340 was liquidated in September 2023 and in March 2024, the Group has liquidated the second installment of R$6,290 and has paid the principal of the borrowing in the amount of R$189,319.
In April 2023, the Group contracted a R$100 million borrowing agreement with maturity three month from the execution date, the payment will be in a single installment at the due date and the interest rate was 107.5% of the CDI. In July 2023, the PagSeguro Group liquidated this borrowing in the total amount of R$103,273 considering principal, interest and taxes.
In March 2024, the PagSeguro Group contracted a R$700 million borrowing agreement with maturity one year from the execution date, the payment will be in a single installment at the due date and the interest rate was 109.9% of the CDI.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
19.Borrowings (continued)
In March 2024, the PagSeguro Group contracted a US$40 million borrowing agreement with maturity one year from the execution date and payment in two half-year installments. On the date the agreement was signed, the foreign exchange rate was R$ 4,954 per US dollar amounting to R$198,160. The Company contracted derivative financial instruments (“Swaps”), with the specific objective of protecting the borrowing from fluctuations arising from exchange rate variation. The final remuneration, considering all the costs of the operation, is equivalent to 110.1% of the CDI.
In March 2024 the Company recorded the effects of the swap derivatives in the liabilities on the amount of R$53, basically represented by the different foreign exchange rates at the time of entering into the borrowing agreement and March 31, 2024. More details of financial instruments in note 27.
The table below demonstrates the changes in the borrowings:

March 31, 2024

On December 31, 2022	—
Additions	300,000
Interest	16,671
Payment	(109,613)
Financial Instruments	(17,631)
On December 31, 2023	189,427
Additions	898,160
Interest	3,170
Payment of Interest	(6,290)
Payment	(189,319)
Financial Instruments	4,964
On March 31, 2024	900,112

20. Income tax and social contribution
a) Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences -assets (ii)	Other temporary differences -liability (iii)	Total

Deferred tax
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Included in the statement of income	(13,342)	(2,248)	(128,995)	(59,858)	(57,129)	(261,573)
Other (iv)			1,663		(8,505)	(6,841)
On December 31, 2023	54,236	(4,496)	(729,868)	484,744	(1,537,847)	(1,733,231)
Included in the statement of income	173,071	(562)	(29,916)	(33,654)	(175,435)	(66,496)
Other	—	—	—	189	—	189
On March 31, 2024	227,307	(5,058)	(759,784)	451,279	(1,713,282)	(1,799,538)
Deferred tax asset						97,639
Deferred tax liability						1,897,177
(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)    The main other assets temporary difference refers to expected credit losses (Note 7) and taxes and contributions (Note 17).
(iii)    The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
(iv)    The increase in other liability temporary difference refers mainly to deferred taxes recognized on allocations by the Netpos acquisition. More details in note 10.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
20. Income tax and social contribution (continued)
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
b) Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three-month periods ended March 31, 2024 and 2023.

	Three-month period
	March 31, 2024	March 31, 2023

Profit for the period before taxes	572,369	436,038
Statutory rate	34%	34%
Expected income tax and social contribution	(194,605)	(148,253)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(712)	(377)
R&D and technological innovation benefit - Law 11.196/05 (i)	53,081	51,614
Taxation of income abroad (ii)	39,818	30,777
Unrecorded deferred taxes	1,345	(3,740)
Other additions (exclusions)	11,252	3,785
Income tax and social contribution expense	(89,821)	(66,194)
Effective rate	16%	15%
Income tax and social contribution - current	(23,325)	(18,056)
Income tax and social contribution - deferred	(66,496)	(48,138)
(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 12.
(ii)    Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

21. Equity
a) Share capital
On March 31, 2024, share capital is represented by 329,608,226 common shares, per value of US$0,000025. Share capital is composed of the following shares for the period ended March 31, 2024:

December 31, 2022 shares outstanding	329,608,226
Treasury shares	8,407,818
Long-Term Incentive Plan	1,288,144
Repurchase of common shares	(9,695,962)
December 31, 2023 shares outstanding	329,608,226
Treasury shares	(3,200,293)
Long-Term Incentive Plan	3,200,293
March 31, 2024 shares outstanding	329,608,226

31
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
21. Equity (continued)
b) Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the three-month period ended March 31, 2024 and 2023, the Company has not recognize any capital reserve movement, as all the LTIP and LTIP goals shares were delivered with treasury shares.
c) Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21,50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the three-month ended March 31, 2024, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$46,767 (R$40,227 in the three-month period ended March 31, 2023). On March 31, 2024, the amount of R$21,567 (R$73,881 in December 31, 2023) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 16).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively of the Company’s issued share capital at any time. For the three months ended March 31, 2024, total shares issued were 3,200,293 (1,271,494 for the three-month period ended March 31, 2023) and representing 1% of total shares (0.4% for the three-month period ended March 31, 2023), additionally total shares granted were 3,190,691 representing 1.0% of total shares.
d) OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a loss of R$6 in the three-month period ended March 31, 2024 (loss of R$23 in the three-month period ended March 31, 2023). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments mentioned in note 6 were classified at fair value through other comprehensive income. Unrealized loss on LFTs in the three-month period ended March 31, 2024 totaled R$7 (gain of R$72 in the three-month period ended March 31, 2023).
The derivative financial instruments mentioned in note 19 were classified at fair value through other comprehensive income. Unrealized fair value adjustment loss on SWAPs in the three-month period ended March 31, 2024, totaled R$647 (gain of R$267 in the three-month period ended March 31, 2023).
As part of transactions completed in prior years, the Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of March 31, 2023).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
21. Equity (continued)
e) Treasury shares
On October 30, 2018, PagSeguro Digital's board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the three-month periods ended March 31, 2024:

	Shares	Amount	Average Price (US$)

Repurchase shares
December 31, 2022 treasury shares	5,331,600	475,354	16.00
Repurchase of common shares	9,695,962	399,408	8.22
Long-Term Incentive Plan	(1,288,144)	(114,444)	16.00
December 31, 2023 treasury shares	13,739,418	760,319	10.51
Long-Term Incentive Plan	(3,200,293)	(177,099)	10.51
March 31, 2024 treasury shares	10,539,125	583,220	10.51

22.Earnings per share
a) Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the three-month period ended March 31, 2024 and 2023:

	Three-month period
	March 31, 2024	March 31, 2023

Profit attributable to stockholders of the Company	482,548	369,844
Weighted average number of outstanding common shares (thousands)	316,939,083	324,703,913
Basic earnings per share - R$	1.5225	1.1390
b) Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period
	March 31, 2024	March 31, 2023

Profit used to determine diluted earnings per share	482,548	369,844
Weighted average number of outstanding common shares (thousands)	316,939,083	324,703,913
Weighted average number of shares that would have been issued at average market price	4,246,583	2,818,330
Weighted average number of common shares for diluted earnings per share (thousands)	321,185,666	327,522,243
	1,5024	1,1292
The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

23. Total revenue and income

	Three-month period
	March 31, 2024	March 31, 2023

Gross amount from transaction activities and other services (i)	2,684,351	2,436,143
Gross financial amount (ii)	1,882,382	1,579,987
Gross other financial amount (iii)	149,211	95,482
Total gross amount	4,715,944	4,111,612
Deductions from gross amount from transactions activities and other services (iv)	(315,001)	(285,127)
Deductions from gross financial amount (v)	(50,386)	(45,785)
Deductions from gross other financial amount (vi)	(44,132)	(30,968)
Total deductions from gross amount	(409,519)	(361,880)
Total revenue and income	4,306,425	3,749,732
(i)    Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)    Includes income from early payment of notes payable to third parties.
(iii)    Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)    Deductions consist of transactions taxes.
(v)    Deductions consist of taxes on financial income.
(vi)    Deductions consist of taxes on other financial income.

24. Expenses by nature

	Three-month period
	March 31, 2024	March 31, 2023

Transactions costs (i)	(1,626,540)	(1,388,760)
Marketing and advertising	(209,303)	(117,749)
Personnel expenses (ii)	(334,681)	(271,927)
Financial costs (iii)	(827,133)	(812,971)
Total Losses (iv)	(102,737)	(126,486)
Depreciation and amortization (vi)	(371,514)	(317,426)
Other (v)	(262,149)	(278,375)
	(3,734,057)	(3,313,694)

Classified as:
Cost of services	(2,170,702)	(1,929,298)
Selling expenses	(437,427)	(317,908)
Administrative expenses	(230,616)	(171,354)
Financial costs	(827,133)	(812,971)
Other income (expenses), net	(68,179)	(82,163)
	(3,734,057)	(3,313,694)
(i)    The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$1,334,229 in the three-month periods ended March 31, 2024 (R$1,115,515 in the three-month periods ended March 31, 2023), (ii) card scheme fees in the amount of R$257,019 in the three-month periods ended March 31, 2024 (R$222,263 in the three-month periods ended March 31, 2023).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
24. Expenses by nature (continued)
(ii)    Personnel expenses includes compensation expenses in the amount of R$41,441 related to the LTIP and LTIP goals for the three-month periods ended March 31, 2024 (R$18,762 for the three-month periods ended March 31, 2023). Personnel expenses in 2024, include capitalization of LTIP and LTIP goals in the amount of R$30,511 in the three-month periods ended March 31, 2024 (R$24,587 in the three-month periods ended March 31, 2023).
(iii)    Relates to: (i) the early collection of receivables, which amounted to R$162,041 in the three-month period ended March 31, 2024 (R$213,514 the three-month period ended March 31, 2023), (ii) interest of deposits and banking accounts which amounted to R$628,604 in the three -month period ended March 31, 2024 (R$507,674 in the three-month period ended March 31, 2023).
(iv)    Total losses refer to amounts recognized during the three-month periods ended March 31, 2024 related to: (i) card processing operations (acquiring and issuing), (ii) losses on digital accounts in the amount of R$72,116 in the three-months period ended in March 31, 2024 (compared to R$87,617 in the three-month periods ended March 31, 2023) and (iii) Total losses include also provision for delinquency rate of credit portfolio in the amount of R$30,621 in the three periods ended March 31, 2024 (R$38,869 in the three-month period ended March 31, 2023), as further described in note 26.
(v)    For the three-month periods ended in March 31, 2024, the increase is impacted by R$56,163 (R$61,654 for the three-month period ended March 31, 2023) related to provision of POS devices, as described in note 11. The increase is also impacted by higher consumption of software and cloud services which amounted to R$122,102 in the three-period ended March 31, 2024 (R$127,458 in the three-period ended March 31, 2023).
(vi)    Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month period
	March 31, 2024	March 31, 2023

Depreciation
Cost of sales and services (i)	(189,398)	(172,487)
Selling expenses	(37)	(54)
Administrative expenses	(6,799)	(7,315)
	(196,234)	(179,856)
Amortization
Cost of sales and services (ii)	(184,438)	(144,503)
Administrative expenses	(7,123)	(6,337)
	(191,561)	(150,840)
PIS and COFINS credits (iii)	16,281	13,270
Depreciation and amortization expense, net	(371,514)	(317,426)
(i)    The depreciation of POS in the three-month periods ended March 31, 2024, amounted to R$180,101 (R$166,409 in the three-month period ended March 31, 2023).
(ii)    Included in this amount are LTIP and LTIP Goals in the amount of R$13,168 in the three-months ended March 31, 2024 (R$10,204 for the three-months ended March 31, 2023). Additionally, has assets amortizations of acquired companies in the amount of R$5,408 in the three-month periods ended March 31, 2024 (R$4,617 in the three-month periods ended March 31, 2023).
(iii)    PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

25. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
25. Financial instruments by category (continued)
The PagSeguro Group classifies its financial instruments into the following categories:

	March 31, 2024	December 31, 2023

Financial assets
Amortized cost:
Cash and cash equivalents	4,366,359	2,899,060
Accounts receivables	44,247,670	42,900,983
Financial investments	2,589,768	1,428,893
Other receivables	203,180	198,416
Judicial deposits	56,927	50,992
Receivables from related parties	32,113	32,281
Fair value through other comprehensive income
Financial investments	1,808,756	1,879,689
	53,304,773	49,390,316

Financial Liabilities	March 31, 2024	December 31, 2023
Amortized cost:
Payables to third parties	10,063,180	10,151,463
Checking Accounts	10,854,990	11,382,924
Trade payables	526,326	513,920
Trade payables to related parties	395,160	476,804
Banking issuances	19,706,099	16,188,440
Borrowings	900,112	189,427
Deferred revenue	150,649	146,184
Other liabilities	270,090	262,074
Fair value through profit or loss
Derivative financial instruments	17,493	23,314
Fair value through other comprehensive income
Derivative financial instruments	53	17,631
	42,884,152	39,352,181

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

26. Financial risk management
The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis for the following twelve months of the interest rate risks to which the financial instruments are exposed as of March 31, 2024. For this analysis, the Group adopted as a probable scenario for 2024 interest rates of 8,90% for the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, banking accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (10.65%)	Scenario with decrease to 9.65%	Probable scenario with decrease to 8.90%

Short-term investment	101% of CDI	3,290,071	350,393	317,492	292,816
Financial investments	101% of CDI	4,398,524	468,443	424,458	391,469
Certificate of Deposit	109% of CDI	15,092,221	(1,751,981)	(1,587,475)	(1,464,096)
Certificate of Deposit - related party	105% of CDI	330,654	(36,975)	(33,504)	(30,900)
Interbank deposits	111% of CDI	4,613,877	(545,429)	(494,215)	(455,805)
Banking Accounts	69% of CDI	10,854,990	(797,679)	(722,779)	(666,605)
Borrowings	110% of CDI	900,112	(105,448)	(95,547)	(88,121)
Total			(2,418,676)	(2,191,570)	(2,021,242)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases, Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries foreign currency exposure generated in companies like Pag Seguro Colombia, PagSeguro Chile, are being hedged through a non-deliverable forward.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (Continued)
Equity price risk
The Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of March 31, 2024, and December 31, 2023, the exposure to equity price from such investments was not material.
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)    The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)    The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds, PagSeguro’s expenses with chargeback are disclosed in note 24.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)    Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.
(ii)    Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)    Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (Continued)
PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On March 31, 2024, PagSeguro Group held cash and cash equivalents of 4,366,359 (R$2,899,060 on December 31, 2023).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On March 31, 2024
Payables to third parties	4,397,205	2,022,021	519,413	2,714,567	204,987
Checking Accounts	10,854,990	—	—	—	—
Trade payables	517,169	9,156	—	—	—
Trade payables to related parties	—	64,506	—	46,239	320,535
Borrowings	—	—	—	982,887	—
Banking Issuances	3,065,722	6,711,628	2,029,487	2,157,891	6,966,160

On December 31, 2023
Payables to third parties	4,380,229	2,636,667	573,115	2,375,592	185,861
Checking Accounts	11,382,924	—	—	—	—
Trade payables	513,920	—	—	—	—
Trade payables to related parties	—	56,390	—	86,450	383,687
Borrowings	—	195,603	—	—	—
Banking Issuances	1,638,743	6,284,683	2,649,511	1,253,959	5,448,062

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (Continued)
Social, environmental and climate risks
Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the Company. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.
Despite this, in order to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the Company.

27. Derivative Financial Instruments designated to Hedge Accounting
The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (foreign currency, inflation index and interest rate).
i) Cash flow hedge
In March 2024, the PagSeguro Group entered in a US$40 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company entered into a swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM

Swap of currency	900,644	900,112	533	53	480

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
27. Derivative Financial Instruments designated to Hedge Accounting (Continued)
ii) Fair value hedge
The PagSeguro Group issued certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificates of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instrument portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss.

	March 31, 2024
	Notional Liability	Liabilities Fair value	MTM (a)

IPCA CDB	580,461	579,774	(687)
Fixed rated CDB	1,887,639	1,863,170	(24,470)
Total	2,468,100	2,442,944	(25,157)

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))
IPCA CDB	562,335	(562,898)	812	125
Fixed rated CDB	1,886,902	(1,862,552)	24,360	(109)
Total	2,449,237	(2,425,450)	25,172	16

	December 31, 2023
	Notional Liability	Liabilities Fair value	MTM (a)
IPCA CDB	698,917	697,059	(1,858)
Fixed rated CDB	951,777	944,862	(6,915)
Total	1,650,694	1,641,922	(8,772)

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))
IPCA CDB	678,597	(675,381)	2,440	582
Fixed rated CDB	951,209	(943,227)	7,566	651
Total	1,629,806	(1,618,608)	10,006	1,233
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for the three-month period ended March 31, 2024 and December 31, 2023, these tests were effective.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

28. Non-cash Transactions

	Three-month period
	March 31, 2024	March 31, 2023

Non-cash investing activities
Property and equipment acquired through lease	1,749	51,735
MTM of financial investments	7	71

29. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2024.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)
29. Fair value measurement (Continued)
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of March 31, 2024:

	March 31, 2024
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	826,873	3,539,486	—
Financial investments	4,398,524	—	—
Accounts receivable	—	44,247,670	—
Other receivables	—	203,180	—
Judicial deposits	—	56,927	—
Receivables from related parties	—	32,113	—
Financial liabilities
Payables to third parties	—	10,063,180	—
Checking Accounts		10,854,990
Trade payables	—	526,326	—
Trade payables to related parties	—	395,160	—
Banking Issuances	—	19,706,099	—
Derivative Financial Instruments	—	17,440	—
Deferred revenue	—	150,649	—
Other liabilities	—	270,090	—

	December 31, 2023
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	654,363	2,244,697	—
Financial investments	3,308,583	—	—
Accounts receivable	—	42,900,983	—
Other receivables	—	198,416	—
Judicial deposits	—	50,992	—
Receivables from related parties	—	32,280	—
Financial liabilities
Payables to third parties	—	10,151,463	—
Checking Accounts		11,382,924
Trade payables	—	513,920	—
Trade payables to related parties	—	476,804	—
Banking Issuances	—	16,188,440	—
Derivative Financial Instruments	—	40,945	—
Deferred revenue	—	146,184	—
Other liabilities	—	262,074	—

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2024 and for the three-month periods ended March 31, 2024 and March 31, 2023
(All amounts in thousands of reais unless otherwise stated)

30. Subsequent Events
On April 30th, PagSeguro Group issued R$633,000 on Public Financial Letter. The maturity will be on May 10th, 2026. The notional and incurred interest will be paid on the due date. The operation closed with an Interest rate of CDI+ 0.80% per year. The Company contracted a derivative financial instrument (“Swap”) to convert from CDI+ 0.80% to 108% of CDI per year.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2024

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer

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